1852 Banking Street Suite 29551 Greensboro, North Carolina 27408
jcross@sheffordcompanies.com sheffordcompanies.com

April 1, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peter McPhun

Mark Rakip

David Link

Jeffrey Gabor

Re: Shefford Small Business, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G/A

Filed March 16, 2026

File No. 000-56818

Ladies and Gentlemen:

On behalf of Shefford Small Business, Inc. (the “Company”), this letter responds to the Staff’s comment contained in the letter dated March 31, 2026 (the “Comment Letter”) regarding the above-referenced filing. Concurrently with this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form 10-12G (the “Amendment”).

Form 10-12G/A filed on March 16, 2026

Description of Business, page 2

1. We note your response to comment 2 and revised disclosure. Please also briefly state that “in consideration for the 1,000,000 shares, as of the date of this registration statement, Mr. Cross has paid approximately $365 of expenses on behalf of the company”.

Response:

In response to the Staff’s comment, we have revised the “Founder Share Arrangement” disclosure in Item 1, “Description of Business,” on page 2 of the Amendment to state that “In consideration for the 1,000,000 shares, as of the date of this registration statement, Mr. Cross has paid approximately $365 of expenses on behalf of the Company.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and the Amendment; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (646) 330-0977 if you have any questions regarding this response.

Sincerely,

Shefford Small Business, Inc.

By:	/s/ Jonathan Cross
Name:	Jonathan Cross
Title:	Chief Executive Officer

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